[PDC Letterhead]

July 8, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	PDC Energy, Inc. Registration Statement on Form S-4 (File No. 333-185047)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDC Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on July 9, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 should you have any questions or comments.

Very truly yours,

By:	/s/ Daniel W. Amidon

Name:	Daniel W. Amidon
Title:	Senior Vice President, General Counsel and Secretary